EXHIBIT 23.1

Drake & Klein CPAs
A PCAOB Registered Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in the Prospectus, of which this Registration Statement on Form S-1/Amendment 3 is a part, of the audit report dated April 16, 2012 relative to the financial statements of East Coast Diversified Corporation as of December 31, 2011 and 2010 and for each of the years then ended.

We also consent to the reference to our firm under the caption "Experts" in such Registration Statement.

On January 1 2012, the audit firm of Randall N. Drake CPA, PA changed its name to Drake & Klein CPAs. The change was reported to the PCAOB as a change of name.  This is not a change of auditors for the Company.

/s/ Drake & Klein CPAs

Drake & Klein CPAs
f/k/a Randall N Drake CPA PA
Clearwater, Florida
July 3, 2012